Exhibit 99.1

March 18, 2016

Via SEDAR

To the British Columbia Securities Commission and other Canadian securities regulators

Dear Sirs, Mesdames:

Re:	Refiling of English and French Versions of Management Proxy Circular and Notice of Annual Meeting of Shareholders of Turquoise Hill Resources Ltd.

We are hereby refiling the English and French versions of our management proxy circular and of the notice of annual meeting of shareholders.

An initial filing of these documents was made on March 17, 2016 in which an inadvertent clerical error occurred in the record date appearing in the notice of meeting. The record date referred to in the notice of meeting was incorrectly stated as March 15, 2016 while it should have been March 14, 2016.

Please feel free to contact the undersigned should you have any questions or comments in connection with the foregoing.

(Signed) Dustin S. Isaacs

Dustin S. Isaacs

Corporate Secretary